Centennial Resource Development, Inc.

1001 Seventeenth Street, Suite 1800

Denver, CO 80202

October 6, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Re :                          Centennial Resource Development, Inc.
Registration Statement on Form S-3
Filed August 7, 2017

File No. 333-219739

Ladies and Gentlemen:

This letter sets forth the responses of Centennial Resource Development, Inc. (the “Company,” “we,” “our” and “us”) to the oral comment provided by the staff (the “Staff”) of the Securities and Exchange Commission by telephone conversation on October 6, 2017 with respect to the Registration Statement on Form S-3 filed by the Company on August 7, 2017, as amended on Form S-3 on September 15, 2017 (as amended, the “Registration Statement”).

For your convenience, the Company has summarized the oral comment provided by the Staff in bold and italics below, and set forth below the comment is the Company’s response.  Capitalized terms used and not defined herein have the meanings given such terms in the Registration Statement.

1.              Please disclose any position, office or other material relationship that any of the selling stockholders (or any entity or person who has control over such selling stockholder) has had within the past three years with the Company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Response:  We acknowledge the Staff’s comment and we respectfully submit that there is no material relationship among the selling stockholders and the Company or any of its predecessors or affiliates that is not already disclosed in the “Selling Stockholders” section of the Registration Statement beginning on page 9.

If the Staff has any questions or requires any additional information with respect to the foregoing, please contact me by phone at (720) 499-1443 or by e-mail at george.glyphis@cdevinc.com or our counsel, Bill Finnegan, at (713) 546-7410 or by e-mail at bill.finnegan@lw.com. We appreciate your review of this letter.

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Very truly yours,

CENTENNIAL RESOURCE DEVELOPMENT, INC.

By:	/s/ George S. Glyphis
Name: George S. Glyphis
Title: Chief Financial Officer

Cc:                             Latham & Watkins LLP

William N. Finnegan IV, Esq.

Debbie P. Yee, Esq.